SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Completed a Raise of US$ 105 Million by Debentures dated September 26, 2007.



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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold Completed a Raise of US$ 105 Million by Debentures

Wednesday September 26, 9:48 am ET

PETACH TIKVA, Israel, September 26 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD and TASE: IGLD), today announced that Pursuant to the Company's prospectus dated September 25, 2007 (hereinafter - the "Prospectus"), the Company offered to the public NIS 423,000,000 par value Debentures (Series B). The Debentures were offered to the public in 423,000 Units (hereinafter -the "Units"), NIS 1000 par value per Unit, by way of a tender on the Unit price starting at a minimum price of NIS 970 per Unit.

69 institutional investors undertook to order 360,700 of the Units being offered to the public. The list of subscriptions for the Units offered to the public closed on September 25, 2007.

After processing of the data, the results were as follows:

In the tender, 737 offers for the purchase of 476,631 Units were received (including orders from Institutional Investors) in the total amount of approximately NIS 464,788,000.

The Unit price determined by means of the tender was NIS 972 (hereinafter - "the Determined Unit Price").

653 orders for the purchase of 349,804 Units stating a Unit price that was higher than the Determined Unit Price were fully accepted.

17 orders from Institutional Investors for the purchase of 47,295 Units at a stated Unit price that was equal to the Determined Unit Price were fully accepted in light of their priority according to the Israeli Securities Regulations.

34 orders for the purchase of 40,275 Units at a Unit price lower than the Determined Unit Price were not accepted.

33 orders for the purchase of 39,257 Units at a Unit price equal to the Determined Unit Price were accepted in part, with each applicant receiving 65.972% of his order (rounded to the nearest Unit).

The Company's management is very pleased with the results and with the high demand that surpassed the the number of Units offered. The tender was lead and managed by Apex Underwriting and Issue Management Ltd, and also included Poalim I.B.I. - Underwriting & Issuing Ltd., Menora Mivtachim Underwriters & Management Ltd., Africa Israel Issuing Ltd, Leader Issuing (1993) Ltd., Analyst Underwriting And Issuing Ltd And Rosario Capital Ltd.

The Debentures have not been and will not be registered under the U.S. Securities Act of 1933, as amended.

Eli Holtzman, CEO of Internet Gold commented: "We are convinced that there are interesting opportunities in emerging markets abroad and also within Israel. Excellent opportunities appear on the market and within a short period of time are taken and are no longer available. Thus, we feel we have to be in the position to take advantage of these opportunities and the US$ 105 million that we raised certainly puts us in that position.

As a growth oriented group, we have demonstrated our abilities in deploying our cash resources fruitfully by using funds raised previously for the acquisition of 012 Golden Lines when this opportunity occurred and thus we have more than tripled our business which raised the market cap of IGLD significantly.

Now, with the expected completion of the merger with 012, which is due in Q4 / 2007, we believe that the company's management is ready for the next challenge so to enhance our business further and improve shareholders value."



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About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 100% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

    For further information, please contact:
    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209


    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: September 26, 2007